Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-174246
March 6, 2012
NATIONSTAR MORTGAGE HOLDINGS INC.
On March 6, 2012, Nationstar Mortgage LLC, a Delaware limited liability company (“Nationstar”) entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Aurora Bank FSB, a federal savings bank organized under the laws of the United States, and Aurora Loan Services LLC, a Delaware limited liability company (collectively with Aurora Bank FSB, the “Sellers”). Each of the Sellers is a subsidiary of Lehman Brothers Bancorp Inc. Under the Asset Purchase Agreement, Nationstar agreed to purchase the mortgage servicing rights (the “MSRs”) to approximately 300,000 residential mortgage loans with a total unpaid principal balance of approximately $63 billion, $1.75 billion of servicing advance receivables, and certain other assets. The composition of the total portfolio is expected to be approximately 75% non-conforming loans in private label securitizations and approximately 25% conforming loans in GSE pools. Nationstar has also agreed to assume certain liabilities. The transaction is expected to close in the second quarter of 2012, subject to customary closing conditions, including certain regulatory approvals and third party consents, and customary termination rights.
The cash purchase price of the MSRs is approximately $268 million, subject to certain adjustments. The cash purchase price of the servicing advance receivables is approximately $210 million, net of financing. In connection with this transaction, Nationstar expects to enter into advance financing facilities, including facilities with certain underwriters in connection with its initial public offering or such underwriters’ affiliates, in order to fund the balance of the related servicing advance receivables.
In addition, Nationstar will fund up to approximately $170 million of the MSR purchase price with the proceeds of a co-investment (the “Excess MSR Agreement”) by Newcastle Investment Corp. (“Newcastle”), which is an affiliate of Nationstar. Pursuant to the Excess MSR Agreement, we will sell to Newcastle the right to receive approximately 65% of the excess cash flow generated from the MSRs after receipt of a fixed basic servicing fee per loan. We will retain all ancillary income associated with servicing the loans and approximately 35% of the excess cash flow after receipt of the fixed basic servicing fee. We will continue to be the servicer of the loans and provide all servicing and advancing functions for the loans. Under the terms of this investment, if we refinance any loan in the portfolio, subject to certain limitations, we will be required to transfer the new loan or a replacement loan into the portfolio. The new or replacement loan will be governed by the same terms set forth in the Excess MSR Agreement.
Nationstar and the Sellers have agreed to indemnify each other against certain losses (subject to certain limitations), including certain losses from claims up to an aggregate amount of 50% of the aggregate purchase price of the MSRs, after which Nationstar will bear the entirety of such losses.

Forward-Looking Statements
This free writing prospectus contains forward looking statements that are based on assumptions and existing information and involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, but are not limited to, the delay in Nationstar’s foreclosure proceedings due to inquiries by certain state Attorneys General, court administrators and state and federal government agencies; the impact of the ongoing implementation of the Dodd-Frank Act on Nationstar’s business activities and practices, costs of operations and overall results of operations; the impact on Nationstar’s servicing practices of enforcement consent orders and agreements entered into by certain federal and state agencies against the largest mortgage servicers; increased legal proceedings and related costs; the continued deterioration of the residential mortgage market, increase in monthly payments on adjustable rate mortgage loans, adverse economic conditions, decrease in property values and increase in delinquencies and defaults; the deterioration of the market for reverse mortgages and increase in foreclosure rates for reverse mortgages; Nationstar’s ability to efficiently service higher risk loans; Nationstar’s ability to mitigate the increased risks related to servicing reverse mortgages; Nationstar’s ability to compete successfully in the mortgage loan servicing and mortgage loan originations industries; Nationstar’s ability to maintain or grow the size of its servicing portfolio and realize its significant investments in personnel and its technology platform by successfully identifying attractive acquisition opportunities, including mortgage servicing rights, subservicing contracts, servicing platforms and originations platforms; Nationstar’s ability to scale-up appropriately and integrate its acquisitions to realize the anticipated benefits of any such potential future acquisitions; Nationstar’s ability to obtain sufficient capital to meet its financing requirements, including, but not limited to, our ability to obtain advance financing facilities sufficient to fund the purchase price for this acquisition; Nationstar’s ability to grow its loan originations volume; the termination of Nationstar’s servicing rights and subservicing contracts; changes to federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of entities that engage in these activities; and the loss of Nationstar’s licenses. These factors and other risks and uncertainties are discussed in Nationstar’s registration statement on Form S-1 (File No. 333-174246) filed with the Securities and Exchange Commission (“SEC”) on March 6, 2012.
The issuer has filed the registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by writing Bank of America Merrill Lynch, Attention: Preliminary Prospectus Department, 4 World Financial Center, New York, NY 10080, or by emailing dg.prospectus_requests@baml.com.
To review a filed copy of the preliminary prospectus, you may also click on the following link: http://www.sec.gov/Archives/edgar/data/1520566/000095012312004598/y04863a5sv1za.htm.